------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                               AMENDMENT NO. 16
                                      TO
                                SCHEDULE 14D-9

         Solicitation/Recommendation Statement under Section 14(d)(4)
                    of the Securities Exchange Act of 1934
          (with respect to the Offer by Northrop Grumman Corporation)

                             --------------------

                        NEWPORT NEWS SHIPBUILDING INC.
                           (Name of Subject Company)

                        NEWPORT NEWS SHIPBUILDING INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
            (INCLUDING ASSOCIATED SERIES A PARTICIPATING CUMULATIVE
                       PREFERRED STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)

                                   652228107
                     (CUSIP Number of Class of Securities)

                           STEPHEN B. CLARKSON, ESQ.
                        NEWPORT NEWS SHIPBUILDING INC.
                            4101 WASHINGTON AVENUE
                            NEWPORT NEWS, VA 23607
                                (757) 380-2000

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                          --------------------------

                                With Copies to:
                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000

------------------------------------------------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Newport News Shipbuilding Inc., a Delaware corporation (the "Company"), hereby amends and supplements its Solicitation/Recommendation Statement on
Schedule 14D-9, originally filed with the SEC on June 6, 2001 and as amended and supplemented prior to the date hereof (the "Northrop Grumman Schedule 14D-9"), with respect to the offer by Northrop Grumman to purchase all the issued and outstanding Shares of the Company. Capitalized terms not defined herein have the meanings assigned thereto in the Northrop Grumman Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     The "Background" section under Item 4 of the Northrop Grumman Schedule 14D-9 is hereby amended and supplemented by adding the following text to the end thereof:

     On September 13, 2001, Northrop Grumman announced that it has extended the Northrop Grumman Offer for all outstanding Shares of the Company from September 13, 2001 to September 20, 2001, at midnight E.D.T.

     On September 17, 2001, General Dynamics announced that it has extended the General Dynamics Offer for all outstanding Shares of the Company from September 14, 2001 to September 21, 2001, at midnight E.D.T.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        NEWPORT NEWS SHIPBUILDING INC.


                                          By: /s/ STEPHEN B. CLARKSON
                                              -----------------------------
                                              Name:  Stephen B. Clarkson
                                              Title: Vice President,
                                                     General Counsel and
                                                     Secretary

Dated: September 17, 2001

                               INDEX TO EXHIBITS

Exhibit No.          Description
-----------          -----------

(a)(1)               Not Applicable.

*(a)(2) Letter to stockholders from William P. Fricks dated June 6, 2001.

(a)(3)               Not Applicable.

(a)(4)               Not Applicable.

*(a)(5)(A)           Letter dated May 8, 2001 from Kent Kresa to
                     William P. Fricks (filed as Exhibit (a)(5)(C) to the General Dynamics Statement).

*(a)(5)(B)           Complaint filed by Patricia Heinmuller in the
                     Court of Chancery of the State of Delaware, in and for New Castle County, on May 9, 2001 (filed as Exhibit (a)(5)(vii) to Amendment No. 2 to the
                     General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(C)           Complaint filed by Ellis Investments, Ltd. in the
                     Court of Chancery of the State of Delaware, in and for New Castle County, on May 10, 2001 (filed as Exhibit (a)(5)(viii) to Amendment No. 2 to the
                     General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(D)           Complaint filed by David Bovie in the Court of
                     Chancery of the State of Delaware, in and for New
                     Castle County, on May 10, 2001 (filed as
                     Exhibit(a)(5)(ix) to Amendment No. 2 to the
                     General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(E)           Complaint filed by Efrem Weitschner, in the Court
                     of Chancery of the State of Delaware, in and for New Castle County, on May 11, 2001 (filed as
                     Exhibit (a)(5)(x) to Amendment No. 2 to the
                     General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(F)           Complaint filed by Eric van Gelder, in the Court
                     of Chancery of the State of Delaware, in and for New Castle County, on May 16, 2001 (filed as
                     Exhibit (a)(5)(xi) to Amendment No. 3 to the
                     General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(G)           Text of press release, dated June 6, 2001.

*(a)(5)(H)           Text of the June 2001, Volume 1 edition of the
                     For Your Benefit Newsletter, issued and
                     distributed by the Company on June 6, 2001 (filed as Exhibit(a)(5)(M) to the General Dynamics
                     Schedule TO and incorporated herein by
                     reference).

*(a)(5)(I)           Text of letter from Kent Kresa to William B.
                     Fricks dated June 15, 2001.

*(a)(5)(J)           Text of press release issued by Northrop Grumman,
                     dated June 21, 2001 (filed as Exhibit (a)(5)(G) to the Northrop Grumman Schedule TO and incorporated herein by reference).

*(a)(5)(K)           Text of press release issued by General Dynamics,
                     dated June 25, 2001 (filed as Exhibit (a)(5)(xiv) to the General Dynamics Schedule TO and incorporated herein by reference).

(e)                  Not Applicable.

(g)                  Not Applicable.

* Previously filed.